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AM 5-17-2005

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 0 3 2005

BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

ION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-04__ AND ENDING __12-31-04__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lee Dwight Searcy DBA: __L. Dwight Searcy__

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__145 Lady Palm Dr.__
(No. and Street)

__Naples__   __FL__   __34104__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__L. Dwight Searcy   239-348-2554__
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Daniel Fisher__
(Name – if individual, state last, first, middle name)

__12671 Allandale Cr.   Ft.Myers   FL   33912__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESS
JUN 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _L. Dwight Searcy_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _L. Dwight Searcy_ , as of _12-31_, 20_04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

L. Dwight Searcy
Signature

CFO
Title

Tania Aro
Notary Public

TANIA ARO
MY COMMISSION # DD 182568
EXPIRES: April 12, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)

FINANCIAL STATEMENTS

December 31, 2004

DANIEL FISHER CPA P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Daniel Fisher CPA P.C.

MEMBER: AMERICAN INSTITUTE OF CPA'S • FLORIDA INSTITUTE OF CPA'S
MICHIGAN ASSOCIATION OF CPA'S

12671 Allendale Circle
Ft. Myers, Florida 33912
Phone 239-225-0618
Fax   239-225-0718

INDEPENDENT AUDITOR'S REPORT

L. Dwight Searcy
Naples, Florida

I have audited the accompanying balance sheet of L. Dwight Searcy (a sole proprietorship) as of December 31, 2004, and the related statements of income and proprietor's equity and cash flows for the year then ended. These financial statements are the responsibility of L. Dwight Searcy. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. Dwight Searcy at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. The information contained in the supporting schedules on pages 6-8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Daniel Fisher CPA

February 4, 2005

- 1 -

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash $ 10,508

Furniture and Fixtures, at cost less
allowance for depreciation of $14,221.   -0-
                                                                       $ 10,508

PROPRIETOR'S EQUITY

Proprietor's equity $ 10,508

See notes to financial statements

- 2 -

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
For the Year ended December 31, 2004

INCOME:		
Commissions		$ 7,341
EXPENSES:		
Professional fees	$ 300	
Licenses and assessments	840	
Office supplies and expense	482	
Commissions	5,397	7,019
NET INCOME		322
PROPRIETOR'S EQUITY - December 31, 2003		10,186
PROPRIETOR'S EQUITY - December 31, 2004		$ 10,508

See notes to financial statements

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2004

SOURCE OF CASH & INCREASE IN CASH:
    Net income $ 322

CASH BALANCE - December 31, 2003   10,186

CASH BALANCE - December 31, 2004 $ 10,508

See notes to financial statements

NOTE 1 - ACCOUNTING POLICIES

Furniture and fixtures are recorded at cost and depreciated on the straight line method over the estimated useful lives of the assets.

No provision for income taxes has been provided in the attached financial statements as income or losses are reportable on the individual's personal tax returns.

NOTE 2 - NET CAPITAL REQUIREMENTS

L. Dwight Searcy is subject to the Securities and Exchange Commission's Uniform New Capital Rule (Rule 15c3-1). Based on the provisions of this rule, L. Dwight Searcy must maintain net capital equivalent to the greater of $5000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2004, L. Dwight Searcy's net capital was $10,508 and his required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .00 to 1.

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

1)	Total ownership equity	$ 10,508
2)	Deduct ownership equity not allowable for net capital	-0-
3)	Total ownership equity qualified for net capital	10,508
4)	Add: a) Liabilities subordinated to claims of general creditors allowable in computation of net capital b) Other (deductions) or allowable credits	 -0- -0-
5)	Total capital and allowable subordinated liabilities	10,508
6)	Deductions and/or charges: a) Total nonallowable assets from Statement of Financial Condition: Furniture and fixtures, net of accumulated depreciation	 -0-
7)	Other additions and/or allowable credits	-0-
8)	Net capital before haircuts on securities positions	10,508
9)	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	-0-
10)	Net capital	10,508
11)	Net capital requirements	5,000
12)	Excess net capital	$ 5,508

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004
(continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16)   Total liabilities from balance sheet $ -0-

17)   Total aggregate indebtedness $ -0-

18)   Percentage of aggregate indebtedness to net capital   -0-

STATEMENT PURSUANT TO PARAGRAPH (d) (4)
OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by L. Dwight Searcy and included in his unaudited Part IIA, FOCUS Report filing as of the same date.

L. DWIGHT SEARCY
(A SOLE PROPRIETORSHIP)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
DECEMBER 31, 2004

L. Dwight Searcy (a sole proprietorship), is exempt from the Computation for Determination of Reserve Requirements for broker-dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (K) (1).



INDEPENDENT AUDITOR'S REPORT OF INTERNAL
ACCOUNTING CONTROL REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

L. DWIGHT SEARCY
(A Sole Proprietorship)

December 31, 2004

Daniel Fisher CPA P.C.

*MEMBER: AMERICAN INSTITUTE OF CPA'S • FLORIDA INSTITUTE OF CPA'S
MICHIGAN ASSOCIATION OF CPA'S*

12671 Allendale Circle
Ft. Myers, Florida 33912
Phone 239-225-0618
Fax 239-225-0718

L. Dwight Searcy
Naples, Florida

I have examined the financial statements of L. Dwight Searcy (a sole proprietorship) for the year ended December 31, 2004, and have issued my opinion thereon dated February 4, 2005. As a part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and SEC Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the system of internal accounting control, the procedures for safeguarding securities, and the practices and procedures followed by L. Dwight Searcy (a sole proprietorship):

(i)   in making the periodic computations of minimum net capital requirements under SEC Rule 17a-3 (a) (11) and the reserve required by the SEC Rule 15c3-3 (e).

SEC Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purpose of such study and evaluation are to establish as a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under SEC Rule 17a-5.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the frame work of cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the year ended December 31, 2004, disclosed no weaknesses that I believe to be material.

Furthermore, I determined that L. Dwight Searcy (a sole proprietorship) is exempt from the Computation for Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (K) (1).

February 4, 2005